[LETTERHEAD OF MK RESOURCES COMPANY]

(This application for withdrawal corrects a typographical error in the application for withdrawal filed by MK Resources Company on May 9, 2005, as amended by an application for withdrawal filed on May 10, 2005.)

May 9, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MK Resources Company

Registration Statement on Form S-1, File No. 333-116344

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, as amended, together with all exhibits thereto, Commission File No. 333-116344 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 10, 2004.

On May 2, 2005, the Registrant and Leucadia National Corporation (“Leucadia”) agreed to sell to Inmet Mining Corporation (“Inmet”) 70% of the Registrant’s Las Cruces copper mining project in southern Spain. To facilitate the Inmet transaction, the Registrant and Leucadia also entered into a merger agreement that will result in the Registrant becoming a wholly owned subsidiary of Leucadia. In light of those transactions, the Registrant has determined not to proceed at this time with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

The Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably possible. If you have any questions regarding this application for withdrawal, please contact Reed W. Topham, Esq., of Stoel Rives LLP, legal counsel to the Registrant, at (801) 578-6918.

Sincerely,

MK RESOURCES COMPANY

By:	/s/ John C. Farmer
John C. Farmer
Chief Financial Officer